FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

June 29, 2009

Item 3

News Release

Issued June 29, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, June 29th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that independent analyses of upgraded BioOil samples have established the potential for development of synthetic hydrocarbon mobile fuels. Distillation analysis of the samples provided confirmed gasoline, jet, diesel, and vacuum gasoil fractions.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels in a Stage 2 hydrotreating process.

The samples analyzed were stage 2 upgraded BioOil (Upgraded BioOil B or UBB). Dynamotive further confirmed that it is actively continuing to optimize the upgrading process and will continue both internal and external independent testing. The Company also informed that it has initiated the design and engineering of a pilot plant to produce required quantities for testing in targeted mobile applications. It is anticipated the pilot facility will have the flexibility to produce the desired fuel type in Stage 2 based on catalyst selection and hydrotreating process conditions.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, June 29th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that independent analyses of upgraded BioOil samples have established the potential for development of synthetic hydrocarbon mobile fuels. Distillation analysis of the samples provided confirmed gasoline, jet, diesel, and vacuum gasoil fractions.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels in a Stage 2 hydrotreating process.

The samples analyzed were stage 2 upgraded BioOil (Upgraded BioOil B or UBB). Dynamotive further confirmed that it is actively continuing to optimize the upgrading process and will continue both internal and external independent testing. The Company also informed that it has initiated the design and engineering of a pilot plant to produce required quantities for testing in targeted mobile applications. It is anticipated the pilot facility will have the flexibility to produce the desired fuel type in Stage 2 based on catalyst selection and hydrotreating process conditions.

Independent and internal analyses have determined the following characteristics of UBB samples.

UBB is a mixture of components similar to a crude oil fraction with an overall oxygen content of less than about 0.1% and a heating value of about 45 MJ/kg. Its main components are paraffins, olefins and aromatics in the range of C4 to C30.

Approximate distillation fractions:

•

Gasoline 20 %wt

•

Jet 30 %wt

•

Diesel 30 %wt

•

Vacuum Gasoil 20 %wt

Based on initial tests and analyses, the Company currently estimates that it can deliver advanced (second generation) fuels from biomass at a cost of less than $ 2 per gallon of ethanol-equivalent fuel in facilities processing about 70,000 tonnes of biomass per annum (current scale of its 200 metric tonne per day plant). For further details on the process please visit Dynamotive’s website www.dynamotive.com.

Cautionary Notes:

Although Dynamotive believes the yield and cost figures described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes. Subject to availability of financing, construction of a first commercial upgrading pilot plant is planned for later this year. Although patents for the process will be filed shortly, there is no assurance that patents will ultimately issue or that proprietary protection will be available.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

June 29, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION    NEWS RELEASE: JUNE 29, 2009 8:00AM EST

Analysis of Dynamotive Upgraded BioOil® Confirms Gasoline, Jet, Diesel and Vacuum Gasoil Fractions

Proprietary Two Stage Upgrading Process Provides Path to Mobile Fuels from Biomass

VANCOUVER, BC, CANADA, June 29th, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that independent analyses of upgraded BioOil samples have established the potential for development of synthetic hydrocarbon mobile fuels. Distillation analysis of the samples provided confirmed gasoline, jet, diesel, and vacuum gasoil fractions.

The process developed by Dr. Desmond Radlein and his research team, involves pyrolysis of lignocellulosic biomass to produce a primary liquid fuel, BioOil, which is then hydro-reformed to a Stage 1 gas-oil equivalent liquid fuel that can either be directly utilized in blends with hydrocarbon fuels for industrial stationary power and heating applications or be further upgraded to transportation grade liquid hydrocarbon fuels in a Stage 2 hydrotreating process.

The samples analyzed were stage 2 upgraded BioOil (Upgraded BioOil B or UBB). Dynamotive further confirmed that it is actively continuing to optimize the upgrading process and will continue both internal and external independent testing. The Company also informed that it has initiated the design and engineering of a pilot plant to produce required quantities for testing in targeted mobile applications. It is anticipated the pilot facility will have the flexibility to produce the desired fuel type in Stage 2 based on catalyst selection and hydrotreating process conditions.

Independent and internal analyses have determined the following characteristics of UBB samples.

UBB is a mixture of components similar to a crude oil fraction with an overall oxygen content of less than about 0.1% and a heating value of about 45 MJ/kg. Its main components are paraffins, olefins and aromatics in the range of C4 to C30.

Approximate distillation fractions:

•

Gasoline 20 %wt

•

Jet 30 %wt

•

Diesel 30 %wt

•

Vacuum Gasoil 20 %wt

Based on initial tests and analyses, the Company currently estimates that it can deliver advanced (second generation) fuels from biomass at a cost of less than $ 2 per gallon of ethanol-equivalent fuel in facilities processing about 70,000 tonnes of biomass per annum (current scale of its 200 metric tonne per day plant). For further details on the process please visit Dynamotive’s website www.dynamotive.com.

Cautionary Notes:

Although Dynamotive believes the yield and cost figures described herein are reasonable estimates based on its current knowledge, it cautions that these results were achieved at bench-scale levels only. While Dynamotive believes the process can be scaled-up using conventionally available upgrading equipment, until such upgrades are in place on a large scale and have operated for a longer term, these estimates may be subject to material adverse changes. Subject to availability of financing, construction of a first commercial upgrading pilot plant is planned for later this year. Although patents for the process will be filed shortly, there is no assurance that patents will ultimately issue or that proprietary protection will be available.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain.  BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Delphin Thebaud

Switchboard:

(703) 336-8450

Fax:

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

Disclaimer Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.